ONEDOME GLOBAL, INC.
Balance Sheet (DRAFT, NON-GAAP, UNAUDITED)
As at November 30, 2018

ASSETS	
Current assets	
Cash	$ 800,591
Accounts receivable	27,140
Security deposit	104,450
Prepaid expenses	23,337
Inventory	18,217
Receivable from founder	11,037
Receivable from employees	4,686
Total current assets	989,458
Non-current assets	
Capital assets	1,485,279
Creative assets	314,578
Intangible assets	107,014
Less: accumulated depreciation	(41,492)
Total non-current assets	1,865,379
TOTAL ASSETS	**$ 2,854,837**
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current liabilities	
Accounts payable	$ 239,022
Notes payable	41,550
Deferred revenue	23,878
Payable to founder	23,050
Accrued interest	1,750
Total current liabilities	329,250
Non-current liabilities	
Accrued liabilities	120,000
Total liabilities	449,250
Shareholders' equity	
Current year net loss	(2,682,291)
Retained Earnings	(648,015)
Common stock	24,356
Series A - 1 preferred stock	1,111,111
Series A - 2 preferred stock	707,101
Series A - 3 preferred stock	559,999
Series A - 4 preferred stock	3,333,326
Total shareholders' equity	2,405,587
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 2,854,837**

ONEDOME GLOBAL, INC.
Income Statement (DRAFT, NON-GAAP, UNAUDITED)
For the period ended November 30, 2018 (YTD)

Revenue

Ticket sales	$ 151,567
Corporate events revenue	3,787
Total Revenue	155,354
Cost of Sales	7,607
Gross Margin	147,747

Expenses

Personnel

Contract services	390,080
Salaries and wages	518,426
Benefits, payroll taxes, and other	101,791
Total personnel	1,010,297

Product development expenses

Content development expense	277,534
Equipment rental	154,965
Small equipment and supplies	139,518
Contract services	117,078
Other development expenses	13,012
Total product development expenses	702,107

Sales, general and administrative

Rent and occupany costs	462,062
Marketing	255,995
Professional fees	164,083
Travel	93,020
Office expenses	37,359
Communication and technology	31,204
Other operating expenses	29,966
Total sales, general and administrative	1,073,689

Other expenses

Depreciation	39,044
Other expenses	4,899
Total other expenses	43,945
Total expenses	2,830,038
Net loss	**$ (2,682,291)**

These financial statements were prepared for internal purposes and have not been reviewed or audited by an independent CPA. There are known departures from US GAAP, as noted below. These statements were prepared prior to the regularly scheduled closing of November books, and as such are draft. November results are expected to change, with additional expenses and accruals to be recorded as outlined below.

1. Stock based compensation expense has not yet been calculated or recorded in the financial statements. There are many employees with stock options. Most but not all stock options have a one year cliff before vesting starts, and then vest evenly over 4 years. A full analysis has not yet been performed.

2. Nov. 30 YTD statements were produced on Dec. 12, which is ahead of the normal scheduled monthly close of the accounting period. As such, vendor invoices are still being received for November and our expenses and accounts payable are understated for the period by $50,000 or more due to outstanding vendor invoices. November expenses and accounts payable (AP) will be updated accordingly as invoices are received as part of the normal financial statement close process and AP.

3. Depreciation expense is an estimate for 2018 and will be re-calculated at year end.

4. Vacation accrual has not yet been calculated or recorded. There are currently 43 active part-time and full time employees.

5. Product Development costs and initial Marketing costs likely meet the GAAP criteria for capitalization, however management has chosen not to capitalize them. A full analysis has not yet been performed.

6. Estimates were used in the preparation of these financial statements based on the best information available at the time. Circumstances could change that would impact these estimates, which could have an adverse effect on the results of the business. Management is not able to asses the likelihood, size or impact of such changes.